SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-54710

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K		☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F		☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Pershing Gold Corporation
Former name if applicable
Address of principal executive office	1658 Cole Boulevard, Building 6, Ste. 210
City, state and zip code	Lakewood, CO 80401

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ending June 30, 2012 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stephen Alfers	(877) 705-9357
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pershing Gold Corporation
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 14, 2012	/s/ Stephen Alfers
By: Stephen Alfers Title: President and Chief Executive Officer

Explanation of Change for Results of Operation
For the Six Months Period Ended June 30, 2012 and 2011

It is anticipated that a significant change in results of operations Six Months Period Ended June 30, 2012 from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q.  The registrant anticipates its results of operations to reflect an increase in operating expenses from approximately $1 million for the six months ended June 30, 2011 to approximately $21.7 million for the six months ended June 30, 2012.  The increase in operating expenses for the six month period ended June 30, 2012 was primarily attributable to an increase in approximately $14.5 million of compensation expense primarily related to stock based compensation expenses of $13.7 million and other expenses for hiring our executive and management employees and support staff; $3.1 million in exploration expense on our Relief Canyon Mine properties, North Battle Mountain and Red Rock properties; $1.2 million in consulting fees primarily related to financing and investor relations matters; and $1.9 million general and administrative expenses primarily for litigation and public company expenses incurred in connection with the day to day operation of our business and the preparation and filing of our financial disclosure reports with the U.S. Securities and Exchange Commission. In addition, the registrant anticipates its results of operations to reflect other expenses (net of other income) of approximately $17 million primarily attributable to amortization of debt discounts, deferred financing costs, interest expense, derivative expenses and liabilities, settlement expenses, loss on extinguishment of debt, and realized losses (other than temporary declines) on available-for-sale-securities offset by other income from the sale of our subsidiaries during the six months ended June 30, 2012.